SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20542

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHNAGE ACT OF 1934 for the transition period from --- to ---.

Commission File No. 1-12043

A. Full title of the plan and address of the plan, if different from that of the isuer named below:

FAHNESTOCK & CO., INC. 401(k) PLAN
125 Broad Street
New York NY 10004
U.S.A.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FAHNESTOCK VINER HOLDINGS INC.
Suite 1110, PO Box 2015
20 Eglinton Avenue West
Toronto ON M4R 1K8
Canada

REQUIRED INFORMATION

Item 1. Not applicable

Item 2. Not applicable

Item 3. Not applicable

Item 4. Financial Statements and Supplemental Information

Fahnestock & Co., Inc. 401(k) Plan
Financial Statements and Schedule
December 31, 2001 and 2000

Report of Independent Accountants 1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000 2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001 3
Notes to Financial Statements 4-9

Supplemental Schedule:
Schedule I - Schedule of Assets (Held at End of Year) as of December 31, 2001 10

Report of Independent Accountants

To the Trustees of the Fahnestock & Co., Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Fahnestock & Co., Inc. 401(k) Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed on the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 15, 2002

PRICEWATERHOUSECOOPERS LLP

Fahnestock & Co., Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2001	2000

Assets
Investments, at fair value	$ 69,479,555	$ 73,321,982

Contributions receivable from
Fahnestock & Co. Inc.	1,524,556	-
Participants	59,398	358,189

Loans receivable from participants	1,872,019	1,394,480

Accrued income receivable	46,793	39,247

Total assets	$ 72,982,321	$ 75,113,898

Liabilities
Payable to Fahnestock & Co. Inc.	-	575,853

Total liabilities	-	575,853

Net assets available for benefits	$ 72,982,321	$ 74,538,045

The accompanying notes are an integral part of these financial statements.

Fahnestock & Co., Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the year ended December 31, 2001

Additions to net assets attributed to

Contributions
Participants	$ 5,337,768
Employer	1,524,556

Total contributions	6,862,324

Additions (deductions) from net assets attributed to
Net realized and unrealized losses on investments	(4,796,070)
Interest	297,045
Dividends	743,767

Net investment loss	(3,755,258)

Benefits paid to participants	4,662,790

Total deductions	8,418,048

Net decrease in net assets	(1,555,724)

Net assets available for benefits
Beginning of year	74,538,045

End of year	$ 72,982,321

The accompanying notes are an integral part of these financial statements.

Fahnestock & Co., Inc. 401(k) Plan
Notes to Financial Statements

1. Description of the Plan

The following description of the Fahnestock & Co., Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General
The Plan was established on January 1, 1987 and was amended and restated to add a profit-sharing provision effective January 1, 1991. The Plan was subsequently amended effective January 1, 1998 to change the rates used in computing the discretionary profit sharing contribution from Fahnestock & Co., Inc. (the "Company").

Effective January 1, 1999, employees of the First of Michigan Division of the Company became eligible to participate in the Plan.

Employees of the Company who are 21 and have completed one year of service shall be eligible to receive an allocation of the discretionary profit sharing contribution. Employees of the Company who are 21 and have completed six months of service shall be eligible to make elective deferrals into the Plan.

Allocation provisions
Under the terms of the Plan, the individual makes all investment decisions with respect to his/her account balance, subject to available investment alternatives. Participants should refer to the respective fund prospectus for a more complete description of the investment objectives. These investment alternatives include:

Bond Fund - Funds are invested in U.S. government and high quality U.S. corporate securities.

Money Market Fund - Funds are invested in the Fahnestock Prime Cash Series Fund.

Vanguard Index Trust Fund - Funds are invested in shares of a registered investment company that invests in large capitalization stocks that is designed to replicate the performance of the Standard and Poors 500 Index.

AIM Value Fund - Funds are invested in shares of a registered investment company that seeks long term growth by investing in under valued securities.

MFS Emerging Growth Fund - Funds are invested in shares of a registered investment company that seeks long term growth by primarily investing in stocks of small and emerging companies.

Templeton World Fund - Funds are invested in shares of a registered investment company that seeks long term growth by investing in companies throughout the world.

Putnam Fund for Growth and Income - Funds are invested in shares of a registered investment company that seeks capital growth and current income.

Certificate of Deposit Fund - Funds are invested in certificates of deposits and the Fahnestock Prime Cash Series Fund.

Fahnestock Viner Holdings Inc. Common Stock Fund - Funds are invested in common stock of the Company’s parent, Fahnestock Viner Holdings Inc.

Ivy U.S. Emerging Growth Fund - Funds are invested in shares of a registered investment company that seeks long-term capital growth primarily through investment in equity securities.

Company contributions
As discussed above, the Company may contribute to the Plan a discretionary profit-sharing amount (the "Employer Regular Contribution"). The Employer Regular Contribution is determined by its Board of Directors and is subject to guidelines set forth in the Plan description.

Employer Regular Contributions for the year ending December 31, 2001 were determined as follows:

  1.9% of the first $30,000 of a participant’s compensation;
  4.8% of the next $10,000 of a participant’s compensation;
  5.5% of the next $25,000 of a participant’s compensation;
  6.0% of the next $35,000 of a participant’s compensation;
  2.0% of the next $60,000 of a participant’s compensation; and
  0% above $160,000 of a participant’s compensation.

If participants elect to receive their Employer Regular Contribution in the form of common stock of Fahnestock Viner Holdings Inc. ("Holdings"), the Company may make an additional contribution of Holdings common stock up to or equal to 15 percent of the purchase price of the common stock (the "Employer Stock Contribution") at the discretion of the Directors of the Board.

For the year ended December 31, 2001 the total Company contribution was approximately $1,525,000 plus approximately $681,000 which was contributed by the Company as an Employer Stock Contribution from forfeited accounts.

Employees may make salary deferral contributions of up to 14% of compensation. Current law limits participant deferrals to $10,500 for the plan year ended December 31, 2001.

Vesting
All participants are immediately and fully vested in all Employee Elective Deferrals and the income derived from the investment of such contributions.

Participants will be vested in Employer Regular Contributions plus the income thereon upon the completion of service with the Company or an affiliate at the following rate:

  Less than 3 years of service 0%
  After 3 years of service 20%
  After 4 years of service 40%
  After 5 years of service 60%
  After 6 years of service 80%
  After 7 years of service 100%

All years of service with the Company or an affiliate are counted to determine a participant’s nonforfeitable percentage except years of service before the Plan was restated in 1991. Participants will be 100 percent vested in the additional portion of the Employer Stock Contributions only upon completion of 5 years service.

At December 31, 2001, forfeited nonvested accounts totaled approximately $988,000. These accounts will be used to reduce future employer contributions. The 2001 employer contributions were reduced by approximately $681,000 from forfeited nonvested accounts.

Company Qualified Matching and Qualified Non-Elective Contributions as defined in the Plan document, if required, are fully vested when made. No payments under these provisions were required during the year ended December 31, 2001.

Notwithstanding the vesting schedules specified above, with respect to retirement, a participant’s right to his or her accounts will be nonforfeitable upon the attainment of: the later of age 65 or the fifth anniversary of the participation commencement date; death; or disability, as defined.

Payment of benefits
Payment of vested benefits under the Plan will be made in the event of a participant’s termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.

Loans to participants
Loans are made available to all participants. Loans must be adequately collateralized using not more than fifty percent of the participant’s vested account balance and bear a fixed interest rate of 8%. Loan principal and interest payments are applied to fund balances from which proceeds were drawn unless otherwise specified by the participant.

Income tax status
The Plan received a determination letter on August 2, 1994, from the Internal Revenue Service (IRS) qualifying the Plan under the IRS code as exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

2. Significant Accounting Policies

Securities transactions are recorded on a trade date basis with gains and losses reflected in income. Interest and dividend income are recorded on the accrual basis.

Investments are stated at fair value, based on quoted market prices for valuation of common stock, debt obligations, and mutual funds. Assets held in money market accounts are valued at cost which approximates fair value.

Benefits are recorded when paid.

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and contribution to, and deductions from net assets during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are subject to interest rate, market, foreign exchange and credit risks.

Due to the risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Related Parties

The Company acts as investment advisor and administrator. It is the custodian of the Plan assets in the Bond Fund, the Money Market Fund, the Certificate of Deposit Fund, and the Fahnestock Viner Holdings Inc. Common Stock Fund. The Company executes the Plan’s transactions, and provides accounting and other administrative services for which no charge is made to the Plan.

The Trustees of the Plan are also officers and directors of the Company.

4. Concentration of Investments

The following investments represent 5% or more of net assets available for plan benefits as of December 31, 2001:

Percent of Net
Market	Assets Available
Value	for Plan Benefits

Fahnestock Prime Cash Series
Held by:	Money Market Fund	6,402,075
Bond Fund	26,656
Certificate of Deposit Fund	227,577
Total Fahnestock Prime Cash Series	6,656,308	9.12%

Fahnestock Viner Holdings Inc. - Common Stock Fund	19,360,030	26.53%
Vanguard Index Trust Fund	9,698,686	13.29%
AIM Value Fund	10,833,438	14.84%
MFS Emerging Growth Fund	6,908,679	9.47%
Templeton World Fund	4,952,092	6.79%
Putnam Fund for Growth and Income	3,782,277	5.18%

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,796,070 as follows:

Mutual funds	$(7,757,312)
Common stock	2,877,523
Corporate bonds	18,729
U.S. Government securities	27,511
Certificate of deposit	37,479
$(4,796,070)

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, participants will become 100 percent vested in their contributions and related investment earnings.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2001

Net assets available for benefits per the financial statements	$ 72,982,321
Amounts allocated to withdrawing participants	(181,295)

Net assets available for benefits per the Form 5500	$ 72,801,026

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5000:

Year ended
December 31, 2001

Benefits paid to participants per the financial statements	$ 4,662,790
Add: Amounts allocated to withdrawing participants at
December 31, 2001	181,295

Benefits paid to participants per the Form 5500	$ 4,844,085

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

7. Subsequent Events

In January 2002 the Plan invested the employer contribution in accordance with the participants’ elections.

Effective July 1, 2002, the following plans were merged into the Plan:

  First of Michigan A Division of Fahnestock & Co. Inc. Capital Accumulation 401(k) Plan
  Josephthal & Co., Inc. Employee Savings Plan
  Prime Charter Limited Tax Deferred Savings Plan
  Buy&hold.com Inc. 401(k) Retirement Plan

The Plan document was amended effective July 1, 2002. Nationwide Trust Company was appointed as trustee and The 401K Company was hired to administer the Plan.

Fahnestock & Co., Inc. 401(k) Plan
Schedule of Assets (Held at End of Year)
December 31, 2001

Schedule 1

Fair or
Description	Stated Value

Bond Fund

Fahnestock Prime Cash Series Fund	$ 26,656
Notes:
U.S. Treasury Notes, 7.5% due May 15, 2002	102,156
U.S. Treasury Notes, 5.125% due December 31, 2002	154,546
U.S. Treasury Notes, 4.75% due January 31, 2003	256,953
U.S. Treasury Notes, 6.25% due February 15, 2003	104,438
U.S. Treasury Notes, 4.25% due November 15, 2003	255,938
U.S. Treasury Notes, 4.75%, due February 15, 2004	258,125
U.S. Treasury Notes, 7.25%, due August 15, 2004	136,485
U.S. Treasury Notes, 6.5% due August 15, 2005	162,469
U.S. Treasury Notes, 5.75%, due November 15, 2005	264,140
U.S. Treasury Notes, 6.5%, due October 15, 2006	163,359
U.S. Treasury Notes, 6.125%, due August 15, 2007	107,594

Total Notes	1,966,203

Corporate Bonds:
Warner Lambert, 5.75% January 15, 2003	76,784
Atlantic Richfield, 5.55% April 15, 2003	206,734
Wells Fargo Company, 7.20% May 1, 2003	105,466
Campbell Soup Company, 4.75% October 1, 2003	101,978
Bank of America Corporation, 7.625% June 15, 2004	108,298
GTE North Inc., 6.4% February 15, 2005	103,108

Total Corporate Bonds	702,368

Total Bond Fund	2,695,227

Fahnestock Viner Holdings Inc. - Common Stock Fund	19,360,030

Vanguard Index Trust Fund	9,698,686

Money Market Fund
Fahnestock Prime Cash Series Fund	6,402,075

Certificate of Deposit ("C.D.") Fund:
Fahnestock Prime Cash Series Fund	227,577

Cross Country Bank CD 4.75% due May 2, 2003	864,510

BNC National Bank CD 4.80% due May 16, 2003	666,731

Total C.D. Fund	1,758,818

Ivy U.S. Emerging Growth Fund	3,088,233

AIM Value Fund	10,833,438

MFS Emerging Growth Fund	6,908,679

Templeton World Fund	4,952,092

Putnam Fund for Growth and Income	3,782,277

Total investments	69,479,555

	Number	Interest	Maturity
Description	of Loans	Rates	Dates

*Participant loans	194	8%	Jan 2002 -
			May 2025	$ 1,872,019

Total assets held for investment				$ 71,351,576

*Party in interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees for the Fahnestock & Co., Inc. 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

FAHNESTOCK & CO., INC. 401(k) PLAN

signed "A.G. Lowenthal"
Albert G. Lowenthal, as Trustee of the
Fahnestock & Co., Inc. 401(k) Plan

Date: June 28, 2002

EXHIBIT INDEX

Exhibit 23 Consent of Independent Accountants